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                               March 10, 2021

       John Ciampaglia
       Chief Executive Officer
       Sprott ESG Gold ETF
       Royal Bank Plaza, South Tower
       200 Bay Street, Suite 2600
       Toronto, Ontario
       Canada M5J 2J1

                                                        Re: Sprott ESG Gold ETF
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
11, 2021
                                                            CIK No. 0001837824

       Dear Mr. Ciampaglia:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. You state that the shares of the Trust will trade on the NYSE Arca. Please tell us the status of the
application for listing the Trust's shares on the exchange. Please also tell us the status of the
exchange's listing standard application under Rule 19b-4.
   2. To the extent you intend to use a fact sheet, please provide us a copy for our review.
   3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to
 John Ciampaglia
FirstName
Sprott ESGLastNameJohn  Ciampaglia
            Gold ETF
Comapany
March      NameSprott ESG Gold ETF
       10, 2021
March2 10, 2021 Page 2
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         potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Cover Page

4. Please identify the initial Authorized Participant here and disclose the initial price per share. In addition, please disclose here and in the Plan of Distribution that the initial
         Authorized Participant is a statutory underwriter.
5. We note your disclosure on the cover page that the Trust seeks to closely reflect the performance of the price of gold before payment of the Trust's expenses and liabilities.
         Please clarify here that the Trust is not a proxy for investing in gold.
6. Please disclose here and in your prospectus summary that Shareholders have no voting rights with respect to the Trust except as expressly provided in the Trust Agreement. In addition, in the prospectus summary, summarize the Shareholders' voting rights pursuant to the Trust Agreement.
7.       Please disclose the termination date of the offering.
Investment Objective of the Trust and ESG Approved Gold, page 3

8. Please disclose how you will inform investors of the provenance of the metal sourced.
9.       We note your disclosure on page 4 that the criteria for ESG Approved
Gold are
         anticipated to evolve over time without notice at the sole discretion of the Sponsor. Please disclose how you will inform investors that the ESG Approved Gold criteria have changed, and please provide a discussion of the factors you may consider in modifying such criteria.
Prospectus Summary, page 3

10. Please include disclosure here regarding the risk that the amount of gold represented by each Share will decrease over the life of the Trust due to the sale of gold necessary to pay the Sponsor's fee, and please provide an analysis showing the potential effect upon the net asset value per share.
11. Please disclose here that the Trust intends to be treated as a grantor trust for United States federal income tax purposes.
12. Please disclose whether you will have identified ESG Approved Gold sources prior to the effectiveness of the registration statement.
The Trust's NAV and the NAV per Share, page 6

13. We note your disclosure on page 5 that the Trust will hold non-ESG Approved Gold in unallocated form when the supply of ESG Approved Gold is insufficient to fill all orders for purchases of Creation Units. Please clarify, if true, that such non-ESG Approved Gold
 John Ciampaglia
FirstName
Sprott ESGLastNameJohn  Ciampaglia
            Gold ETF
Comapany
March      NameSprott ESG Gold ETF
       10, 2021
March3 10, 2021 Page 3
Page
FirstName LastName
         will be included in the company's NAV calculation. In this regard, we note that on page 6 you state that the Trust's NAV shall be equal to the sum of the values of the ESG
         Approved Gold held by the Trust, less liabilities and expenses of the Trust.
Sponsor's Fee, page 7

14. We note your disclosure that the Sponsor can elect to waive all or a portion of the fee at its sole discretion. Please describe the circumstances under which the Sponsor would consider waiving the fee.
Risk Factors , page 11

15. Please add risk factors that address (i) the risks related to the management of the Trust as a passive investment vehicle, (ii) the risks related to the Trust's lack of diversification, (iii)
         the risks related to the Sponsor's and Trustee's ability to amend the Trust Agreement without the consent of the holders of the Shares and (iv) the risk that the costs associated with sourcing ESG Approved Gold will impact the return on an investment as compared to other gold products without ESG sourcing requirements.
ESG Approved Gold, page 32

16. Please clarify how the Sponsor will use the ESG Criteria for the ESG assessment of mines and miners. Please discuss whether there will be objective metrics or weighting of factors or whether the assessment will be based on the subjective judgment of the Sponsor.
17. Please disclose the list of ESG Approved Mining Companies and ESG Approved Mines in
         this section.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

18. We note your disclosure that you have no financial information on which to assess your financial condition or results of operations. Please tell us how you are capitalized and provide the audited financial statements required by Item 11(e) of Form S-1 or tell us why such financial statements are not required. In your response, confirm that you have appointed KPMG as your independent registered public accounting firm. Conflicts of Interest, page 41

19. So that investors understand the potential for conflicts of interest with the Sponsor, please disclose all of the Sponsors investment funds.
Description of the Shares, page 54

20.      Please disclose the voting rights of the Shares here.
        You may contact David Irving at 202-551-3321 or Sharon Blume, Accounting Branch
Chief, at 202-551-3474 if you have questions regarding comments on the financial statements
 John Ciampaglia
Sprott ESG Gold ETF
March 10, 2021
Page 4

and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal
Branch Chief, at 202-551-3469 with any other questions.



FirstName LastNameJohn Ciampaglia                         Sincerely,
Comapany NameSprott ESG Gold ETF
                                                          Division of
Corporation Finance
March 10, 2021 Page 4                                     Office of Finance
FirstName LastName